101 South Queen Street Martinsburg, West Virginia 25401 7000 Hampton Center Morgantown, West Virginia 26505 501 Avery Street Parkersburg, West Virginia 26101	600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100 www.bowlesrice.com	Southpointe Town Center 1800 Main Street, Suite 200 Canonsburg, Pennsylvania 15317 1217 Chapline Street Wheeling, West Virginia 26003 480 West Jubal Early Drive, Suite 130 Winchester, Virginia 22601

Sandra M. Murphy Telephone – (304) 347-1131 Facsimile – (304) 343-3058	February 23, 2016	E-Mail Address: smurphy@bowlesrice.com

VIA EDGAR

Erin E. Martin

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	United Bankshares, Inc.

Registration Statement on Form S-4 Filed January 26, 2016

File No. 333-209127

Dear Ms. Martin:

On behalf of United Bankshares, Inc. (the “Company”), set forth below are the responses to the comments and questions of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated February 8, 2016, regarding the Company’s registration statement on Form S-4 containing the preliminary prospectus and proxy statement filed with the Commission on January 26, 2016 (the “S-4”). For your convenience, this letter is formatted to reproduce your numbered comments in bold text followed by our response.

In some of the responses, the Company has agreed to change or supplement the disclosures in its filings. It is doing so in the spirit of cooperation with the Staff, and not because the Company believes its prior filing is materially deficient or inaccurate. Accordingly, any amendment to its filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures by the Company were in any way deficient.

With this letter, the Company is filing Amendment No. 1 to the S-4 (“Amendment No. 1”) with the Commission today, which includes the revised disclosure and certain other updated information.

February 23, 2016

Cover Page

1. You indicate in your calculation of the registration fee table that you are registering a certain amount of shares, but the “number may be higher or lower in accordance with the formula described above.” Please indicate how you intend to register those additional shares.

We respectfully advise the Staff that pursuant to the merger agreement, if the average closing price of the Company’s common stock declines by more than 20% from $42.79 and underperforms an index of banking companies by more than 20% over a designated measurement period, then Bank of Georgetown has the right to terminate the merger unless the Company agrees to increase the number of shares to be issued to holders of the Bank of Georgetown common stock. As a result, the number of shares included in the registration fee table does not include the additional shares that could be issued to avoid termination of the merger agreement because the shares that could be issued in that context cannot be determined. The Company respectfully advises the Staff that it has revised footnote 1 to the registration fee table of Amendment No. 1 in response to this comment to clarify that the Company will be required to amend the registration statement to register additional shares upon the occurrence of this event.

2. Please revise your cover page disclosure to indicate that you may issue additional shares if your stock price declines by more than 20% from $42.70.

Please see the Company’s response to Comment one. The Company respectfully advises the Staff that it has revised footnote 1 to the registration fee table of Amendment No. 1 in response to this comment to clarify that the Company will be required to amend the registration statement to register additional shares upon the occurrence of this event.

Opinion of Georgetown’s Financial Advisor, page 38

3. Please disclose the financial and operating forecasts and projections you refer to on page 40 that were shared with Georgetown in connection with KBW’s preparation of its opinion or explain to us why such information is not material to security holders.

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 beginning on page 49 to add new sections entitled “Georgetown’s Unaudited Prospective Financial Information” and “Certain United Bankshares Unaudited Prospective Financial Information”.

February 23, 2016

Employment and Engagement with United Bank Following the Merger, page 53

4. Please include the employment agreements with Messrs. Fitzgerald and Veith as exhibits to your registration statement as well as any other exhibits that you have not yet filed so that we may have time to review them.

In response to the Staff’s comment, we respectfully advise the Staff that the Company has not entered into employment agreements with Messrs. Fitzgerald and Veith at this time. As disclosed on page 56 of Amendment No. 1, it is anticipated that Messrs. Fitzgerald and Veith will enter into employment agreements with the Company following the effectiveness of the merger. Further, we respectfully advise the Staff that we include disclosure related to the proposed terms of such anticipated employment agreements on page 56 of Amendment No. 1. As such, we have not filed any employment agreements, or form of employment agreements, as exhibits to Amendment No. 1.

Moreover, the Company respectfully submits that, even if the Company had entered into form of employment agreements with Messrs. Fitzgerald and Veith, the agreements are not deemed to be a material contract under Item 601(b)(10) for purposes of this Form S-4. Specifically, Item 601(b)(10) of Regulation S-K is not applicable to a Form S-4 if an election has been made under Form S-4 to provide information in the Form S-4 at a level prescribed by Form S-3. Footnote 1 to the exhibit table set forth in Item 601(a) of Regulation S-K states that an exhibit need not be provided about a company if (1) an election has been made under Form S-4 to provide information about the company at a level prescribed by Form S-3 and (2) Form S-3 would not require the company to provide such exhibit if it were registering a primary offering. An election has been made under Form S-4 to provide information in the Form S-4 about the Company at a level prescribed by Form S-3, and Item 601(b)(10) of Regulation S-K is inapplicable to a Form S-3 registration statement. As a result, we have not filed any employment agreements, or form of employment agreements, with Messrs. Fitzgerald and Veith as exhibits to Amendment No. 1.

The Company respectfully advises the Staff that it has filed each of the other exhibits that were not filed with the S-4.

***

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (304) 347-1131.

/s/ Sandra M. Murphy